Phone:	(212) 885-5372

Fax:	(917) 332-3762

Email:	rdistefano@blankrome.com

August 8, 2006

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: H. Christopher Owings, Assistant Director

Re:	Iconix Brand Group, Inc.
Registration Statement on Form S-4
Filed June 30, 2006
File No. 333-135496 and
Annual Report on Form 10-K for the Year Ended December 31, 2005
Filed March 21, 2006
File No. 1-10593

Dear Mr. Owings:

On behalf of our client, Iconix Brand Group, Inc. (“Iconix” or the “Company”), we are forwarding this letter, and the accompanying changed pages, to provide the Company’s response to the Staff’s comment letter dated July 28, 2006 (the “Comment Letter”) to the Registration Statement on Form S-4, filed by the Company on June 30, 2006, File No. 333-135496 (“Registration Statement”).

We have numbered the responses contained herein to correspond to the comments contained in the Comment Letter. In addition, we have where appropriate indicated in the margins of the changed pages where in the document the responses to your comment are reflected.

Form S-4

What you will receive, page 7

1.
We note that existing Mossimo, Inc. stockholders may also receive additional merger consideration if the price of Iconix Brand Group, Inc. common stock does not exceed $18.71 for at least twenty consecutive trading days during the year following the merger. Please revise to provide an example illustrating the amounts of additional shares that Mossimo stockholders may receive, based on recent stock prices. Also, please revise to clarify that Iconix’s stock price has not exceeded $18.71 in recent years. Further, please discuss when Mossimo stockholders may expect to receive the additional shares of Iconix’s common stock and whether any shares of common stock will be reserved or held in escrow for these stockholders.

U.S. Securities and Exchange Commission

August 8, 2006

RESPONSE: In response to the Staff’s comment, the Company has revised the Registration Statement to include an illustrative example of the contingent additional share issuances and to note that the stock price has not exceeded $18.71 in the last five years. Also, disclosure has been added regarding the timing of delivery of additional shares, if any, and the fact that Iconix will not reserve or place any shares of its common stock in escrow for issuance pursuant to the contingent share rights.

2.	We note that you state that 3,607,524 shares of Iconix common stock will be issued. Please revise throughout to clarify that this amount does not include the additional merger consideration.

RESPONSE: In response to the Staff’s comment, disclosure has been added throughout the Registration Statement, as appropriate, that the specified number of shares excludes any shares which may be issued under the non-transferable contingent share rights.

Interests of Mossimo’s Directors and Executive Officers, page 9

3.	Please revise to include the cash payments to be received by each affiliate for vested and unvested options.

RESPONSE: In response to the Staff’s comment, the disclosure has been revised to include the requested language.

Transaction-Related Costs and Financing Arrangements, page 10

4.	Please revise to state that $33 million will be paid to Cherokee, Inc.

RESPONSE: In response to the Staff’s comment, the disclosure has been revised in the Registration Statement, where appropriate, to refer to the $33,000,000 amount payable to Cherokee, Inc.

Conditions to Closing, page 10

5.
We note that as a condition to closing, no more than 5% of Mossimo’s stock may be dissenting shares. Please refer to section 5.1(m) of the merger agreement. Please discuss this closing condition, here and on page 58.

RESPONSE: In response to the Staff’s comment, references to the condition regarding the 5% limit have been added.

U.S. Securities and Exchange Commission

August 8, 2006

Termination of the Merger Agreement, page 11

6.	Please revise, here and on page 62, your statements regarding the SEC “clearing” the prospectus.

RESPONSE: In response to the Staff’s comment, the language has been updated to reflect the October 30, 2006 deadline. Also, the statement regarding the clearing of the proxy statement/prospectus has been deleted.

Risk Factors, page 21

Risks Relating to the Merger, page 21

7.	Please revise to include a risk factor that discusses the pending litigation involving Mr. Giannulli and the merger agreement with Iconix, as disclosed on page 69.

RESPONSE: In response to the Staff’s comment, a risk factor has been added discussing the pending litigation.

The Merger, page 36

Background and Reasons for the Merger, page 36

8.
Please expand the background section to further describe each contact, meeting, or negotiation that took place and the substance of the discussions or negotiations at each meeting among the representatives of Mossimo and Iconix. For example, please revise so that it is clear how the final structure and terms were reached, including the termination and settlement agreement and the $90 million financing arrangement. In addition, please discuss whether any negative factors regarding the Iconix proposal were considered during the negotiations.

RESPONSE: In response to the Staff’s comment, the “Background and Reasons for the Merger” section has been expanded to further describe details about meetings and negotiations that took place between representatives of Mossimo and Iconix, and about possible risks considered.

9.
Please revise to describe Cherokee’s reasons for making its proposal on April 17th and for accepting the termination and settlement agreement with Iconix. Please also describe any discussions after April 17th regarding the Cherokee proposal and the termination and settlement agreement. Please further describe the reasons why Mossimo decided to reject Cherokee’s proposal and to continue the merger transaction with Iconix. Specifically, please address whether Mossimo’s stockholders would receive greater value for their shares under the Cherokee or Iconix proposals. Please discuss the business reasons for Iconix’s decision to pay $33 million to Cherokee. In addition, please discuss whether Iconix considered increasing its bid price or the merger consideration in response to Cherokee’s offer.

U.S. Securities and Exchange Commission

August 8, 2006

RESPONSE: It is respectfully submitted that neither Mossimo or Iconix is in a position to describe Cherokee’s reasons for making its proposal and for entering into the termination and settlement agreement as they do not know the reasons. In response to the Staff’s comment, the disclosure has been expanded to describe the reasons why Mossimo requested more information before deciding to accept or reject the Cherokee proposal, to point out that the proposal was withdrawn before Mossimo could reach a decision about it and to indicate that Iconix considered various possible actions in response to the Cherokee proposal. The discussion also addresses the reasons for Iconix’s decision to enter into a transaction with Cherokee.

10.
We note that you state that board was not able to determine whether Cherokee’s offer was superior in part based on the financing and due diligence contingencies. Please further describe these contingencies and address how this compares to the $90 million financing contingency of the Iconix proposal.

RESPONSE: In response to the Staff’s comment, the disclosure has been revised to address in more detail the financing and due diligence contingencies in the Cherokee proposal; revisions were also added to clarify that the Iconix proposal was not subject to a financing contingency.

11.	Please disclose whether it would be possible for Mossimo to accept Cherokee’s offer should Mossimo’s stockholders vote against the proposed merger between Iconix and Mossimo.

RESPONSE: It is respectfully noted that because Cherokee has withdrawn its offer to acquire Mossimo, Mossimo would not be able to accept Cherokee’s offer should Mossimo stockholders vote against the proposed merger with Iconix. The disclosure is intended to make it clear, especially after the revisions noted above, that Cherokee withdrew its proposal and it is no longer available.

12.	Please revise to clarify whether the special committee considered or recommended either of the Iconix or Cherokee proposals.

RESPONSE: In response to the Staff’s comment, additional disclosure has been added to clarify that Mossimo’s board did not appoint a special committee to evaluate the transaction with Iconix.

U.S. Securities and Exchange Commission

August 8, 2006

Position of Mossimo as to the Fairness of the Merger; Recommendation…, page 39

13.
Please describe any negative factors that were considered in recommending the merger. Please also revise the second and fifth bullets to address the alternative Cherokee offer which appears to be for a higher price.

RESPONSE: In response to the Staff’s comment, additional disclosure has been included regarding factors considered by Mossimo’s board and the bullets have been modified accordingly.

The Merger Agreement, page 56

14.
Please revise your statements that the summary is “qualified in its entirety by reference to the full text of the merger agreement” and that “the summary may not contain all of the information about the merger agreement that is important to you.”

RESPONSE: In response to the Staff’s comment, the sentences containing the referenced qualifications have been deleted from the Registration Statement.

Representations and Warranties, page 57

15.
We note that in the third paragraph on page 58 you state that the summary “is not intended to provide any other factual information about Mossimo” and that investors “should not rely on the representations and warranties….” Please revise to remove any potential implication that the merger agreement and summary do not constitute public disclosure under the federal securities laws.

RESPONSE: In response to the Staff’s comment, the Company has revised the section of the Registration Statement describing the representations and warranties to delete the paragraph in which the referenced statements were included and has replaced it with:

“This description of the representations and warranties has been included in this proxy statement/prospectus to provide investors with information regarding the terms of the merger agreement. The assertions embodied in the representations and warranties are qualified by information in confidential disclosure schedules that the parties have exchanged in connection with signing the merger agreement (although any specific facts that contradict the representations and warranties in the merger agreement in any material respect have been disclosed in this proxy statement/prospectus). The disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties. Moreover, certain representations and warranties may not be complete or accurate as of a particular date because they are subject to a contractual standard of materiality that is different from those generally applicable to stockholders and/or were used for the purpose of allocating risk among the parties rather than establishing certain matters as facts. Accordingly, you should not rely on the representations and warranties as characterizations of the actual state of facts at the time they were made or otherwise.”

U.S. Securities and Exchange Commission

August 8, 2006

Unaudited Pro Forma Condensed Combined Financial Statements, page 99

16.
We note that you acquired the “principal assets” of Joe Boxer Company, LLC in July 2005, the “principal assets” of Rampage Licensing, LLC in September 2005, and “certain assets” of MUDD (USA) LLC in April 2006. Please tell us in detail how each group of purchased assets constitutes a business under the guidance in EITF 98-3. Please demonstrate how each acquisition represents a self-sustaining integrated set of activities containing all of the necessary inputs, processes, and outputs to be considered a business under EITF 98-3. For any necessary inputs, processes, or outputs not included as part of the acquired assets, please explain how these missing items are only minor and how the acquired assets are still capable of continuing normal operations and sustaining a revenue stream on their own.

RESPONSE:

About Iconix’s Business:

The Company owns, licenses and markets a growing portfolio of consumer brands, including CANDIE'S®, BONGO®, BADGLEY MISCHKA®, JOE BOXER® RAMPAGE® and MUDD®. The Company licenses its brands to a network of leading retailers and manufacturers across every major segment of retail distribution from the luxury market to the mass market. The Company centralizes processes, including brand management, marketing and accounting.

In the Company’s analysis of the accounting literature applicable to the Joe Boxer Company, LLC, Rampage Licensing LLC, and the MUDD (USA) LLC asset acquisitions, the Company considered EITF 98-3 and the guidance contained in Rule 11-01(d) of Regulation S-X.

In paragraph 6 of EITF 98-3, the Task Force noted in its consensus that certain factors should be considered in evaluating whether a business has been received in a transaction:

A business is a self-sustaining integrated set of activities and assets conducted and managed for the purpose of providing a return to investors. A business consists of (a) inputs, (b) processes applied to those inputs, and (c) resulting outputs that are used to generate revenues. For a transferred set of activities and assets to be a business, it must contain all of the inputs and processes necessary for it to continue to conduct normal operations after the transferred set is separated from the transferor, which includes the ability to sustain a revenue stream by providing its outputs to customers.
The elements necessary for a transferred set to continue to conduct normal operations will vary by industry and by the operating strategies of the transferred set. An evaluation of the necessary elements should consider:

U.S. Securities and Exchange Commission

August 8, 2006

Inputs

a.	Long-lived assets, including intangible assets, or rights to the use of long-lived assets.

b.	Intellectual property.

c.	The ability to obtain access to necessary materials or rights.

d.	Employees.

Processes

e.
The existence of systems, standards, protocols, conventions, and rules that act to define the processes necessary for normal, self-sustaining operations, such as (i) strategic management processes, (ii) operational processes, and (iii) resource management processes.

Outputs

f.	The ability to obtain access to the customers that purchase the outputs of the transferred set.

A transferred set of activities and assets fails the definition of a business if it excludes one or more of the above items such that it is not possible for the set to continue normal operations and sustain a revenue stream by providing its products and/or services to customers. However, if the excluded item or items are only minor (based on the degree of difficulty and the level of investment necessary to obtain access to or to acquire the missing item(s)), then the transferred set is capable of continuing normal operations and is a business. The assessment of whether excluded items are only minor should be made without regard to the attributes of the transferee and should consider such factors as the uniqueness or scarcity of the missing element, the time frame, the level of effort, and the cost required to obtain the missing element. If goodwill is present in a transferred set of activities and assets, it should be presumed that the excluded items are minor and that the transferred set is a business.

U.S. Securities and Exchange Commission

August 8, 2006

The Company also considered the guidance contained in Rule 11-01(d) of Regulation S-X:

A.	whether the nature of the revenue producing activity generally will remain the same;

B.	whether the facilities, employee base, distribution system, sales force, customer base, operating rights, production techniques, or trade names remain after the acquisition.

The Company believes that the acquisition of the “principal assets” of Joe Boxer Company, LLC in July 2005, the acquisition of the “principal assets” of Rampage Licensing, LLC in September 2005, and the acquisition of “certain assets” of Mudd (USA), LLC in April 2006 constitute the acquisition of businesses as the nature of the revenue producing activities previously associated with the respective acquired assets will remain generally the same after the acquisitions, as described in the following paragraphs:

JOE BOXER

Inputs:

a.	Long-lived assets, including intangible assets or rights to the use of long-lived assets

The purchase of the “principal assets” of Joe Boxer Company, LLC, encompassed the Joe Boxer trademarks and related existing licensing contracts. The purchased trademarks included 10 registrations and 2 pending applications in the United States for the mark Joe Boxer, including the following registrations:

Mark	Reg. No.:	Reg. Date:	Goods:
JOE BOXER	1,399,568	July 1, 1986	clothing
JOE BOXER	1,984,619	July 2, 1996	watches
JOE BOXER	1,801,580	October 26, 1993	bedding
JOE BOXER	2,418,337	January 2, 2001	shoes
JOE BOXER	2,151,915	April 21, 1998	luggage and bags
JOE BOXER	2,518,049	December 11, 2001	sunglasses
JOE BOXER	2,419,648	January 9, 2001	bath products; rugs
JOE BOXER	2,060,335	May 13, 1997	on-line services

In addition to these Joe Boxer registrations, the purchased trademarks included 7 registrations in the United States for Joe Boxer’s famous smiley design mark, the Licky Logo, including the following registrations:

U.S. Securities and Exchange Commission

August 8, 2006

Mark	Reg. No.:	Reg. Date:	Goods:
LICKY LOGO	2,028,591	January 7, 1997	watches
LICKY LOGO	2,041,783	March 4, 1997	clothing
LICKY LOGO	2,605,095	August 6, 2002	bath and bedding
			products; rugs
LICKY LOGO	2,666,784	December 24, 2002	sunglasses

Further, the mark “Joe Boxer” is registered in various categories in more than 60 countries worldwide, including in multiple categories in Canada, including Reg. No.: 615,385 for apparel, Reg. Date: July 20, 1990.

The trademarks are considered indefinite life assets, as discussed in the response to your Comment 26, below. As discussed below, Iconix also acquired four existing license agreements to utilize these trademarks with customers, such as Kmart, a major U.S. retailer, and a leading wholesale apparel company in Canada, Caulfeild Apparel Group, which the Company believes constitute long-lived assets, with other than indefinite lives.

b.	Intellectual property

In addition to the above-mentioned Joe Boxer registrations, the purchased trademarks also included numerous other ancillary registrations and pending applications for marks used by Joe Boxer in connection with its business.

c.	The ability to obtain access to material or rights.

In addition to the trademarks, the Company obtained existing license agreements with four licensees, including Kmart, which generated approximately $20 million in annualized royalties to the Joe Boxer brand at the time of the transaction. Further, the Company acquired the right to extend the use of the Joe Boxer trademarks to additional licensees worldwide to generate incremental revenues. The revenue stream associated with the licensing business acquired does not require any sources of raw materials and the like to sustain operations.

d.	Employees

In addition to the purchase of the assets, the Company hired two executives and the brand manager from Joe Boxer Company, LLC. These employees were deemed to be the key employees needed to continue to run the acquired business. Administrative, advertising and accounting personnel were not deemed “unique” and were not sought by the Company.

Processes:

e.	The existence of systems, standards, protocols, conventions, and rules that act to define the processes necessary for normal, self-sustaining operations

The standards, protocols, conventions and rules that were deemed necessary to operate the Joe Boxer licensing business remained in place subsequent to the acquisition. The licensing business, by its nature, does not require significant infrastructure. The three employees hired as part of this transaction are versed in the brand’s style conventions, identity and protocols.

U.S. Securities and Exchange Commission

August 8, 2006

Outputs:

f.	The ability to obtain access to the customers that purchase the outputs of the transferred set

As noted above, the acquired principal assets of Joe Boxer Company included existing licensing contracts with four licensees. The most significant license agreement is with Kmart, and has been in existence for approximately 5 years. As noted above, the Company acquired the right to further license the brand worldwide. This transaction did not have a direct effect on the licensees’ ability to sell Joe Boxer brand merchandise.

Conclusion:

Based on these Inputs, Processes and Outputs, the Company believes that the acquisition of the “principal assets” of Joe Boxer Company, LLC satisfies the definition of a business as defined in EITF 98-3.

RAMPAGE

Inputs:
a.	Long-lived assets, including intangible assets or rights to the use of long-lived assets

In the purchase of the “principal assets” of Rampage Licensing, LLC, the Company purchased the Rampage trademarks and related license agreements. The trademarks are collectively considered an indefinite life asset. Each license agreement is considered a long-lived asset. The purchased trademarks included 7 registrations in the United States for the mark Rampage, including the following registrations:

Mark	Reg. No.:	Reg. Date:	Goods:
RAMPAGE	936,136	June 20, 1972	shirts
RAMPAGE	2,366,977	July 11, 2000	footwear
RAMPAGE	2,062,351	May 13, 1997	clothing,
			jewelry and
			accessories
RAMPAGE	1,762,936	April 6, 1993	clothing
RAMPAGE	2,236,979	April 6, 1999	eyewear
RAMPAGE	2,940,324	April 12, 2005	perfume/make-up
RAMPAGE	2,084,725	July 29, 1997	retail stores

U.S. Securities and Exchange Commission

August 8, 2006

The mark Rampage is also registered in various categories in more than 30 countries worldwide.

b.	Intellectual property

In addition to the above-mentioned registrations, the purchased trademarks also included other ancillary registrations and pending applications for marks used by Rampage in connection with its business.

c.	The ability to obtain access to material or rights

In addition to the trademarks, the Company obtained existing license agreements with sixteen licensees, which generated approximately $8 million of annualized royalties for the Rampage brand at the time of the transaction. Further, the Company acquired the right to extend the use of the Rampage trademarks to additional licensees worldwide to generate incremental revenues. The revenue stream associated with the licensing business acquired does not require any sources of raw materials and the like to sustain operations.

d.	Employees

In addition to the purchase of the assets, the Company hired the brand manager from Rampage Licensing, LLC. The employee was deemed to be the key employee needed to continue to run the acquired business. Administrative, advertising and accounting personnel were not deemed “unique” and were not sought by the Company.

Processes:

e.	The existence of systems, standards, protocols, conventions, and rules that act to define the processes necessary for normal, self-sustaining operations

The standards, protocols, conventions and rules that were deemed necessary to operate the Rampage licensing business remained in place subsequent to this acquisition. The licensing business, by its nature, does not require significant infrastructure. The employee hired as part of this transaction is versed in the brand’s style conventions, identity and protocols.

Outputs:

f.	The ability to obtain access to the customers that purchase the outputs of the transferred set

As noted above, the acquired “principal assets” of Rampage Licensing, LLC included existing licensing agreements with sixteen licensees. As also noted above, the Company acquired the right to further license the brand worldwide. This transaction did not have a direct effect on the licensees’ ability to sell Rampage brand merchandise.

U.S. Securities and Exchange Commission

August 8, 2006

Conclusion:

Based on these Inputs, Processes and Outputs, the Company believes that the acquisition of the principal assets of Rampage Licensing, LLC satisfies the definition of a business as defined in EITF 98-3.

MUDD:

Inputs:
a.	Long-lived assets, including intangible assets or rights to the use of long-lived assets

In the purchase of “certain assets” of Mudd (USA), LLC, the Company purchased the Mudd trademarks and related contracts. The trademarks are collectively considered an indefinite life asset. Each license agreement is considered a long-lived asset. The purchased trademarks included ten registrations and four pending applications in the United States for the mark Mudd and variations thereof, including the following registrations:

Mark	Reg. No.:	Reg. Date:	Goods:
BABY MUDD	2,776,750	October 21, 2003	clothing
MUDD	1,992,148	August 6, 1996	clothing
MUDD	2,537,262	February 5, 2002	sunglasses,
			watches, bags,
			clothing, shoes
			and accessories
MUDD (STYLIZED)	2,397,457	October 24, 2000	sunglasses,
			watches, bags,
			clothing and
			accessories
MUDD SPORT	2,748,577	August 5, 2003	clothing

The mark Mudd and variations thereof are registered in various categories in more than 40 countries around the world.

b.	Intellectual property

In addition to the above Mudd registrations, the purchased trademarks included three registrations for Mudd’s famous Heart, Hand and Flower design mark for various products, including apparel, sunglasses, bags, footwear and accessories and other ancillary registrations and pending applications used by Mudd in its business.

U.S. Securities and Exchange Commission

August 8, 2006

c.	The ability to obtain access to material or rights

In addition to the trademarks, the Company obtained existing license agreements with eleven licensees, which generated approximately $11 million of annualized royalties for the Mudd brand at the time of the transaction. Further, the Company acquired the right to extend the use of the Mudd trademarks to additional licensees worldwide to generate incremental revenues (excluding mainland China, Taiwan, Hong Kong and Macau). The revenue stream associated with the licensing business acquired does not require any sources of raw materials and the like to sustain operations.

d.	Employees

In addition to the purchase of the assets, the Company hired the brand manager from Mudd (USA), LLC. The employee was deemed to be the key employee needed to continue to run the acquired business. Administrative, advertising and accounting personnel were not deemed “unique” and were not sought by the Company.

Processes:

e.	The existence of systems, standards, protocols, conventions, and rules that act to define the processes necessary for normal, self-sustaining operations

The standards, protocols, conventions and rules that were deemed necessary to operate the Mudd licensing business remained in place subsequent to this acquisition. The licensing business, by its nature, does not require significant infrastructure. The employee hired as part of this transaction is versed in the brand’s style conventions, identity and protocols.

Outputs:

f.	The ability to obtain access to the customers that purchase the outputs of the transferred set.

As noted previously, the acquired assets of Mudd (USA), LLC included existing licensing contracts with eleven licensees. As also noted above, the Company acquired the right to further license the brand worldwide (excluding mainland China, Taiwan, Hong Kong and Macau). This transaction did not have a direct effect on licensees’ ability to sell Mudd brand merchandise. The Company also entered into a license agreement with the sellers of the Mudd assets, bearing royalties, whereby the sellers will utilize the trademarks on jeanswear products manufactured for sale by them.

Conclusion:

Based on these Inputs, Processes and Outputs, the Company believes that the acquisition of certain assets of Mudd (USA), LLC satisfies the definition of a business as defined in EITF 98-3.

U.S. Securities and Exchange Commission

August 8, 2006

Notes to Unaudited Pro Forma Condensed Combined Statements of Operations, page 103

17.
Please note that pro forma interest expense should be based on either the current interest rate or the interest rate for which you have a commitment. Since it appears that the interest rates used to finance your Mudd and Mossimo acquisitions were or are expected to be at variable rates, please use current interest rates rather than interest rates prevailing during the period covered by the pro forma information. If current interest rates have been reflected in the table, please revise to clearly disclose.

RESPONSE: In response to the Staff’s comment, the Company has indicated in the Registration Statement that it utilized a current interest rate of 9.47% (LIBOR of 5.47% plus 4.00%) for the Mudd-related transaction and a current interest rate of 10.6% (LIBOR of 5.47% plus 5.125%) for the Mossimo-related transaction.

18.
Please explain why the guaranteed minimum royalty revenue adjustment described in footnote (i) is appropriate to include in your pro forma results. In your response, please confirm that the revenue adjustment represents incremental royalties above and beyond what Mudd had historically earned from this trademark.

RESPONSE: The guaranteed minimum royalty revenue adjustment as described in footnote (i) is appropriate to include in the pro forma results for the following reasons:

Prior to the sale of its licensing business, Mudd (USA) had both a licensing business and a jeanswear manufacturing business. Mudd (USA) generated product sales for the revenue from the jeans manufactured and distributed to wholesalers. In addition, licensing revenues were recorded from the eleven license agreements it had in place for other categories including, but not limited to, shoes, handbags and intimate apparel. While the jeanswear bore the Mudd brand name, Mudd (USA), a private company, had no practice of recording and eliminating interdivisional royalties in its financial statements. The Company did not acquire the portion of the business related to jeanswear manufacturing.

In connection with the asset purchase agreement entered into by the Company and Mudd (USA), a license agreement was signed between the two parties, making Mudd (USA) the licensee for the jeanswear business. This agreement is a two-year contract with $8 million in guaranteed minimum royalty payments per year. If the Company had owned the Mudd brand from the beginning of the year, it would have been entitled to this annual guaranteed minimum royalty revenue of $8 million. Since Mudd did not previously license the trademark for this purpose, this revenue stream represents incremental royalties above and beyond what Mudd had historically earned.

U.S. Securities and Exchange Commission

August 8, 2006

19.	Please tell us what the licensing agent and termination fees described in footnote (j) represent. Please tell us how these charges are directly attributable to your acquisition of Mudd.

RESPONSE: Mudd (USA) employed a third party to assist with the performance of certain functions (such as prospecting for new licensees, billing and collecting royalties) for its licensing business. This related contract provided for licensing agent management fees to the third party of 9% of the gross licensing revenues earned by Mudd (USA). In connection with the sale of the licensing business to the Company, Mudd (USA) terminated its contractual agreement with the third party for a cash payment. In its final pre-acquisition financial statements, Mudd (USA) recorded the related termination cost of approximately $2.15 million. Furthermore, the obligation relating to this 9% licensing agent management fee has been extinguished as a direct result of the acquisition. In accordance with Rule 11-02(b)(5) of Regulation S-X, the non-recurring charges (both the cash payment and the licensing agent management fees), directly related to the transaction, were adjusted so as to be excluded from income from continuing operations.

The Company will manage the Mudd licensing business internally with its existing infrastructure. Additionally, as part of the acquisition, the Company hired one employee to serve as the Mudd brand manager. The cost of this employee is described in the notes and is included in the pro forma expenses.

Based on the above facts and circumstances, the Company believes cessation of the license agent and termination fees are directly attributable to the Mudd acquisition.

20.
Please tell us how the Cherokee commission and executive compensation charges described in footnote (o) are directly attributable to your acquisition of Mossimo and why they should be excluded from your pro forma statements of operations. If you determine that these charges were not directly attributable to your Mossimo acquisition, please revise your pro forma statements of operations accordingly.

RESPONSE: Prior to completion of the Company’s acquisition of Mossimo, Cherokee (a third party) is entitled to a 15% commission on the gross licensing revenues earned by Mossimo under the licensing agreement with Target and a commission expense has been recorded in the historical financial statements for Mossimo, which are included in the pro forma financial statements. The obligation related to this 15% commission will be extinguished as a direct result of the merger. In accordance with Rule 11-02(b)(5) of Regulation S-X, this non-recurring charge, the termination of which is directly related to the transaction, was adjusted so as to be excluded from income from continuing operations.

U.S. Securities and Exchange Commission

August 8, 2006

Thus, upon completion of the merger, the Company will not incur commission expenses related to royalty revenue earned from Target and therefore the commission fees were deducted from SGA in the pro forma income statement.

Pursuant to the merger agreement, the employment contracts of certain Mossimo executives (principally the Co-CEOs of Mossimo) will be terminated with no future obligations under these agreements. In accordance with Rule 11-02(b)(5) of Regulation S-X, this non-recurring charge, directly related to the transaction, was adjusted so as to be excluded from income from continuing operations. Further, one executive, Mossimo Giannulli, will enter into a consulting agreement with the Company which will become effective upon consummation of the merger. The projected expense, at negotiated rates, for the consulting agreement with Mr. Giannulli is included with the adjustment (see Note (o) to the pro forma financial statements) so as to be deducted in income from continuing operations.

21.
Please disclose how you calculated pro forma basic and diluted earnings per share amounts for each period presented. In doing so, please disclose the assumptions used to compute the pro forma weighted average number of shares outstanding, including dilutive potential common shares included in the computation of pro forma diluted earnings per share. Please also disclose the number of potentially dilutive securities excluded from the calculation of pro forma diluted earnings per share because their inclusion would have been antidilutive.

RESPONSE: Please see the updated pro forma financial statements and related notes thereto, including Note (s), which discloses the calculation for the pro forma basic and diluted earnings per share.

Selling Stockholders, page 108

22.	Please revise footnote 3 to clarify that Mr. Giannulli intends to transfer the after-tax equivalent of one-half of the consideration he receives in the merger, as disclosed on page 9.

RESPONSE: In response to the Staff’s comment, footnote 3 has been revised to conform to the earlier disclosure relating to Mr. Giannulli’s intention to make such transfer.

U.S. Securities and Exchange Commission

August 8, 2006

Exhibit Index

23.
We note your representation at the end of your Exhibit Index indicating that you will furnish to us copies of any of your omitted schedules and exhibits upon request. Please provide us with a list briefly identifying the contents of all of your omitted schedules or similar supplements to your transaction.

RESPONSE: Attached hereto as Appendix A is a list identifying the contents of the omitted schedules and similar supplements. Please note this list was previously included with the merger agreement exhibit filed as part of the Current Report on Form 8-K, as filed on April 6, 2006.

Form 10-K for the Fiscal Year Ended December 31, 2005

Consolidated Statements of Cash Flows, page F-7

24.
We note that you classify “Factored accounts receivable and payable to factor, net” within financing activities on your statements of cash flows and that this line item was previously included in operating activities within your Annual Report on Form 10-K for the fiscal year ended December 31,2004. Please tell us why you reclassified this line item in your statements of cash flows and why you believe that the reclassification should not be reported as an error correction in accordance with APB 20. We note that the reclassification was material to all years presented and that it resulted in operating cash flows for the eleven months ended December 31, 2004 changing from an inflow to an outflow. As there does not appear to be mention of the reclassification or the nature of this line item and the related balance sheet line item in your filing, please ensure you indicate what this line item represents and how your current classification is consistent with SFAS 95.

RESPONSE: Prior to the evolution of the Company’s business into a licensing enterprise, the Company engaged in the manufacture and sale of tangible products bearing Iconix’s brand names. As the Company has progressed through this evolution, management has from time-to-time reconsidered previous decisions, including those with respect to financial statement classification and presentation.

The production of shoes and jeanswear products for sale created different working capital practices and needs than that of Iconix’s current business. For instance, the Company previously participated in factoring and borrowing relationships with CIT Commercial Finance (for the Company’s footwear wholesale business whereby it had a $20 million credit facility), and with GE Capital Commercial Services, Inc. (for the Company’s apparel wholesale business whereby it had a $25 million credit facility). Under these programs, the Company borrowed/drew on a regular basis from these facilities up to the established limits measured against its collateral base of eligible accounts receivable and inventory balances. Iconix’s current business practices no longer require the maintenance of a combined borrowing and factoring relationship with a lender, due to the nature of its current asset portfolio.

U.S. Securities and Exchange Commission

August 8, 2006

As was disclosed within the notes to financial statements included in its 2005 Annual Report on Form 10-K, the Company reclassified certain amounts within its prior years’ financial statements to conform to its current year presentation. Given the evolution of the business model away from manufacturing and product sales, which had been completed many months beforehand, reclassifications such as the one noted in the Staff’s comment were not deemed of continuing significance to merit additional emphasis.

Note 2. Unzipped Apparel, LLC (“Unzipped”), page F-14

25.
We note that Unzipped was previously managed by Sweet Sportswear, LLC pursuant to a management agreement in which Sweet Sportswear guaranteed net income of Unzipped would be no less than $1.7 million for each year during the term of the agreement. Regarding the shortfall payments that resulted from this management agreement, please provide us with the following information:

•	Explain why you classified the shortfall payment as a reduction of cost of goods sold in the eleven-month prior year and the fiscal year ended January 31, 2004 in your statements of operations;

•
Tell us why you changed how these shortfall payments were recorded from the prior year presentation as cost of goods sold to the current fiscal year presentation as a reduction of selling, general, and administrative expenses;

•	Explain why it appears shortfall payments continued to be recognized subsequent to the August 5, 2004 termination of the Sweet Sportswear management agreement; and

•
Considering the ongoing litigation with Sweet Sportswear, please tell us how you determined it was appropriate to recognize the shortfall payments into income prior to settlement of the legal proceedings.

RESPONSE: The management agreement with Sweet Sportswear guarantees that Unzipped’s “net income” shall be no less than $1.7 million (the “Guarantee”) for each year during the contract term. In the event that Unzipped fails to achieve the net income necessary to meet the Guarantee, no management fee is owed or due with respect to such year. Further, under the management agreement, the manager is required to pay to Iconix a shortfall payment in an amount equal to the difference between the actual net income of Unzipped and the Guarantee for such year (the “Shortfall”) within 30 days following the issuance of Unzipped’s audited results for such year (which payment shall be in cash unless either Unzipped or the manager elects, prior to the end of such 30-day period, to offset the amount of such Shortfall payment against amounts then owed by Unzipped to the manager).

U.S. Securities and Exchange Commission

August 8, 2006

The Guarantee and resulting Shortfall result in a receivable from Sweet. The accounting treatment chosen to account for this was to treat the amount as a reduction of expense (or other income) of Unzipped.

The individual that controlled Sweet, Hubert Guez, also controlled Azteca International Production, Inc. (“Azteca”), which was Unzipped’s principal supplier and exclusive agent, and Apparel Distribution Services (“ADS”), which was Unzipped’s exclusive distributor and warehouser. Accordingly, almost all expenses of Unzipped were incurred in connection with Guez-controlled companies, including all purchases of inventory and warehousing and shipping costs. The related party expenses, as disclosed in Note 2 of the financial statements included in the Company’s Form 10-K, related to the Guez companies are as follows:

	Year ended 12/31/2005	11-month ended 12/31/2004	Year ended 1/31/2004

Products purchased from Azteca	$-	$22,886	$50,907
Allocated office space, design and production team and support personnel expense from Azteca	-	118	452
Management fee	-	-	-
Shortfall Payment per Management Agreement	438	7,566	1,626
Interest expense paid on Azteca subordinated debt	-	-	-
Expenses of distribution services per distribution agreement with ADS	-	2,405	3,262

Thus, the Shortfall in guaranteed income is similar to a re-allocation of expenses between the Guez companies similar to a “transfer price adjustment.” Since the majority of the Guez companies’ expenses were charged to cost of sales, Iconix determined it appropriate to credit cost of sales by the amount of the Shortfall.

As disclosed in the notes to the financial statements, the Company recorded a Shortfall payment of $438,000 and included the net loss related to Unzipped operations of $37,500 as a component of selling, general and administrative expenses (“SGA”).  The total net sales for the one-month ended January 31, 2005 were approximately $448,000 and total cost of goods sold was $75,000.  The net loss after the Shortfall payment was approximately $37,500.  In order to present the Company’s new business licensing model as clearly as possible to reflect only licensing and commission revenue, the product sales and related cost of goods sold, which were immaterial in nature, were offset with the Shortfall payment and booked to SGA.

The management agreement explicitly provides that in the event of an early termination of the agreement, which occurred here on August 5, 2004, rather than at the end of the agreement’s stated term on January 31, 2005, the amount of Unzipped’s net income that Sweet had to guarantee for the year in which the agreement was terminated (in this case, the year ended January 31, 2005) was to be pro-rated based upon the number of days in the final year that Sweet was the manager (187 days vs. 365 days, or 51.2% of the full $1,700,000 Guarantee).  As a result, the Guarantee for the year ended January 31, 2005 was reduced from $1,700,000 to $870,400.  With respect to this pro rated Guarantee, Sweet’s obligations under the agreement remained the same as they would otherwise have been.  The definitions of “net income” and “Shortfall” under the agreement remained the same, as did the provisions relating to Sweet’s obligations to pay the Shortfall and the provision that explicitly permits the amount of the Shortfall to be offset by the Company against its promissory note to Sweet.

U.S. Securities and Exchange Commission

August 8, 2006

This treatment is consistent with FIN No. 39. Paragraph 5 of such Interpretation states “a right of setoff exists when all of the following conditions are met:

a.	Each of the two parties owes the other determinable amounts.

b.	The reporting party has the right to set off the amount owed with the amount owed by the other party.

c.	The reporting party intends to setoff.

d.	The right of setoff is enforceable by law.”

All these conditions are met here. The amounts that the parties owed to each was clear based upon simple calculations, the set off was based upon the clear language of the management agreement, the Company intended to effect a set off, and the Company believes that the set off is enforceable based upon the above.

The Company determined that it was appropriate to recognize the Shortfall payments into income prior to settlement of the legal proceedings based on the clear right of set off in the management agreement and consistent with the Company’s past practices relating to the set off of Shortfall payments required to meet the Guarantee against the note.

Note 6. Other Intangibles, net, page F-18

26.
We note that you changed the useful lives of your Candie’s and Bongo trademarks from definite to indefinite-lived effective July 1, 2005. We further note that you have assigned indefinite lives to your recently acquired Joe Boxer, Rampage, and Mudd trademarks. Please tell us in detail how you determined these trademarks have indefinite lives by addressing each of the factors in paragraph 11 of SFAS 142. Please also demonstrate that there is no foreseeable limit to the period over which the trademarks are expected to contribute to your cash flows. In your response, please address how you reached your conclusion despite the fact that your Candie’s and Bongo trademarks were previously amortized over 20 years, as opposed to an allowable 40 years, and despite heavy reliance of some of your brands on individual license arrangements. For instance, it appears that your Joe Boxer brand is primarily sold under your Kmart license and we note your disclosure on page 9 that “since Kmart’s bankruptcy in 2002, Kmart has not approached the sales levels of Joe Boxer products needed to trigger royalty payments in excess of its guaranteed minimums.”

U.S. Securities and Exchange Commission

August 8, 2006

RESPONSE: In determining the useful life of a trademark, the Company considers a number of different factors, as indicated in paragraph 11 of SFAS 142, relating to the determination of the useful life and amortization of intangible assets. In Iconix’s business, the Company’s management also places particular focus on past and current brand awareness, sales history, sustainability of a revenue flow, among other factors, in determining the useful life of a trademark.

The following discussion highlights the results of such a determination for each trademark:

Change in estimate for Candie’s and Bongo:

Candie’s and Bongo History and Brand Awareness

The Candie’s brand was established in 1978 and the Company purchased the Candie’s trademark in 1992. The Candie’s brand may be best known for its high heeled slides. By 1981, sales of Candie’s slides soared to 14 million pairs and Candie’s became one of the largest junior shoe brands in the United States. Since acquiring the Candie’s brand, the Company has expanded the licensing of the brand beyond footwear and has license agreements covering various categories of products bearing the brand, including junior apparel, handbags, innerwear, cold weather accessories, legwear, fragrances, jewelry, sleepwear, knits, optical, activewear, special sizes and childrenswear.

Founded in 1981, Bongo is a lifestyle brand of California casual denim apparel and accessories. The Company purchased the Bongo trademark in 1998. Over the years, merchandise bearing the Bongo brand has been featured in popular magazines, such as Seventeen, Teen People, Us Weekly, In Touch, and many others. Since acquiring the Bongo brand, the Company expanded the licensing of the brand beyond jeanswear and has licensing agreements covering various categories of products bearing the brand, including tops, footwear, knitwear, watches, handbags, optical, accessories, swim, intimate apparel, outerwear, belts, jewelry, kidswear and men’s.

Further, although historically sales of products bearing the brands have been cyclical, the brands have a proven record of staying power. The Candie’s brand products have generated sales at the retail level every year since 1978 and Bongo brand products every year since 1983. As a result of continued strong historical sales of products bearing the Candie’s and Bongo brands, and strong brand awareness, the Company feels strongly that as licenses for the brands expire (in the near and long term), the Company will be able to fully license out these trademarks to different retailers and/or wholesalers.

U.S. Securities and Exchange Commission

August 8, 2006

As an indication of the brands’ continuing acceptance in the market, Iconix management refers to a third party competitive analysis performed by NorthStar Research on June 13, 2005 which showed that among female responders, Candie’s had 66% brand awareness and Bongo had 50% brand awareness. In a ranking of the Top 100 brands in the United States, conducted by Women’s Wear Daily (WWD), a leading industry daily magazine for the apparel industry, the ranking of the Candie’s brand has increased from 72nd in 2005 to 55th in 2006.

Change in Circumstances

Prior to 2005, the Company’s operations encompassed all operations surrounding the utilization of the Candie’s and Bongo trademarks (i.e. design, manufacturing, distribution, sales and marketing). There were only a small number of licensed categories. Historically, the Company experienced losses as a manufacturer/distributor despite the fact that revenue derived from products bearing the Candie’s and Bongo names was consistent and strong over a long period of time.

During 2005, the Company completed its transition into a licensing company. All the operations (including manufacturing) for each product line was licensed out to various third-party licensees. By the beginning of 2005, the Bongo brand had approximately 15 different third party licenses for 15 different product lines bearing the Bongo brand and the Company licensed the Candie’s brand to Kohl’s. Given the expansion of the licensing opportunities and broad categories of products bearing the Candie’s and Bongo brands since the Company adopted its new licensing business model, management determined at that time that the most appropriate interpretation of the expected use of these brand names is “indefinite”.

The Company has legal ownership of the Candie’s and Bongo trademarks. The Company’s ownership continues as long as the brand names are in use, and even if idle, in many cases a history of usage is tantamount to ownership. The Company registers its trademarks in all countries in which it does business and other countries with commercial potential.

Guidance (FAS 142)

To assess the specific considerations in determining whether an indefinite life is a reasonable interpretation, management considered the guidance provided in FAS 142, Paragraph 11, which includes the following;

U.S. Securities and Exchange Commission

August 8, 2006

11. The accounting for a recognized intangible asset is based on its useful life to the reporting entity. An intangible asset with a finite useful life is amortized; an intangible asset with an indefinite useful life is not amortized. The useful life of an intangible asset to an entity is the period over which the asset is expected to contribute directly or indirectly to the future cash flows of that entity.9 The estimate of the useful life of an intangible asset to an entity shall be based on an analysis of all pertinent factors, in particular:

a. The expected use of the asset by the entity

b. The expected useful life of another asset or a group of assets to which the useful life of the intangible asset may relate.

c. Any legal, regulatory, or contractual provisions that may limit the useful life

d. Any legal, regulatory, or contractual provisions that enable renewal or extension of the asset’s legal or contractual life without substantial cost (provided there is evidence to support renewal or extension and renewal or extension can be accomplished without material modifications of the existing terms and conditions)

e. The effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, known technological advances, legislative action that results in an uncertain or changing regulatory environment, and expected changes in distribution channels)

f. The level of maintenance expenditures required to obtain the expected future cash flows from the asset (for example, a material level of required maintenance in relation to the carrying amount of the asset may suggest a very limited useful life).10

If no legal, regulatory, contractual, competitive, economic, or other factors limit the useful life of an intangible asset to the reporting entity, the useful life of the asset shall be considered to be indefinite. The term indefinite does not mean infinite. Appendix A includes illustrative examples of different intangible assets and how they should be accounted for in accordance with this Statement, including determining whether the useful life of an intangible asset is indefinite.

Company management’s evaluation of each of these factors is as follows;

•
The answer to (a) for both brands is that they are expected to generate royalty revenue INDEFINITELY based on brand awareness, staying power of the brand throughout its life, as well as continued acceptance of products bearing the brands by their targeted retail audience over a significant period of time.

__________________
9 The useful life of an intangible asset shall reflect the period over which it will contribute to the cash flows of the reporting entity, not the period of time that it would take that entity to internally develop an intangible asset that would provide similar benefits.

10 As in determining the useful life of depreciable tangible assets, regular maintenance may be assumed but enhancements may not.

U.S. Securities and Exchange Commission

August 8, 2006

•	The answer to (b) for both brands is NOT APPLICABLE since the Company did not identify other assets that are included in the trademark valuation other than the two trademarks noted above.

•
The answer to (c) for both brands is NONE, the assets are legally owned by the Company and the trademark value was based primarily on their value in the United States. In addition, the trademarks are also registered in the countries the Company does or anticipates doing business.

•	The answer to (d) for both brands is NONE since continued usage of the trademarks by the Company extends the ownership of the trademarks.

•
The answer to (e) for both brands is although the revenue generated by these brands is cyclical over multiple years, the brands maintain their strength through the years, are competitive with the other brands in their categories, and will continue to provide revenue in the future.

•	The answer to (f) for both brands is NOT MATERIAL; the maintenance includes the cost to defend any infringements and registration of the brand name overseas and is deemed immaterial.

Additionally, FAS 142 provides the Company with relevant guidance in paragraph 14, which states:

An entity shall evaluate the remaining useful life of an intangible asset that is being amortized each reporting period to determine whether events and circumstances warrant a revision to the remaining period of amortization. If the estimate of an intangible asset’s remaining useful life is changed, the remaining carrying amount of the intangible asset shall be amortized prospectively over that revised remaining useful life. If an intangible asset that is being amortized is subsequently determined to have an indefinite useful life, the asset shall be tested for impairment in accordance with paragraph 17. That intangible asset shall no longer be amortized and shall be accounted for in the same manner as other intangible assets that are not subject to amortization.

Further, Company management considered the examples in Appendix A of FAS 142, and while none were directly on point, the following information was used to support an indefinite life. Example 7 addresses a trademark for a leading consumer product.

An analysis of product life cycle studies; market, competitive, and environmental trends; and brand extension opportunities provides evidence that the trademarked product will generate cash flows for the acquiring entity for an indefinite period of time.

U.S. Securities and Exchange Commission

August 8, 2006

The Company management believes that applying similar criterion to both the Candie’s and Bongo brand situations provides evidence to support its expectation that both trademarks will provide the Company with cash flows for an indefinite period.

Recently acquired trademarks:

History and Brand Awareness of Trademarks

Joe Boxer History and Brand Awareness:

In 1985, Joe Boxer was founded as an underwear brand for men. Over the next decade, women and children expressed interest in the brand and Joe Boxer grew beyond just an underwear brand, evolving into an expanded range of apparel product categories, including intimates, sleepwear, loungewear, sportswear, socks, and yoga-wear. Additional categories now include accessories, home products and bed and bath. Today, Joe Boxer is a lifestyle brand. The brand’s core customers are men and women ages 18 -28, but studies show it also appeals to a broad segment of younger and older consumers. Since August 2001, the Joe Boxer brand has been licensed in the Unites States exclusively to Kmart, a leading mass merchandising chain. Over its history, Joe Boxer had co-branding promotions with General Mills, Virgin Atlantic, Motorola and “give-away” campaigns with the companies such as the “W Hotel” chain. Joe Boxer was recognized two years in a row in Brandweek magazine, as 12th in the Top 25 Textile brands in 2004 and 110th in the Top 150 Home brands in 2004. In addition, Joe Boxer was designated within the Top 100 brands by Women’s Wear Daily magazine for 2004, 2005 and 2006, ranking 32nd in 2006 and 41st in 2005.

Joe Boxer has been generating sales at the retail level every year since 1985.

In a third party competitive analysis performed by NorthStar Research on June 13, 2005, Joe Boxer had an 84% brand awareness among male responders and a 91% brand awareness among female responders.

Rampage History and Brand Awareness:

RAMPAGE, which was established in 1982, is a well-known line of contemporary sportswear and accessories sold today in the United States through major department stores and internationally through freestanding specialty stores in Asia, the Middle East and South and Central America. The RAMPAGE brand has been licensed to seventeen different licensees to sell a variety of products, including footwear, handbags, intimate apparel, swimwear, jewelry and kid’s apparel. Rampage’s largest retail customer is Federated Department Stores, which distributes Rampage brand merchandise in every Macy’s store, including large and prominent “shop in shop” concepts in landmark stores, such as Macy’s Herald Square in New York City and Macy’s Union Square in San Francisco. These landmark stores are strong sales platforms for the brand and also serve as a marketing vehicle.

U.S. Securities and Exchange Commission

August 8, 2006

Rampage has generated sales at the retail level every year since 1983.

In a third-party competitive analysis performed by NorthStar Research in June 2005, Rampage received approximately 50% brand awareness among women ages 20 - 35 across the United States, who often described the brand as being a trendy and hip line of clothing and accessories.

Mudd History and Brand Awareness:

When the Mudd brand was established in 1995, it was positioned to teenagers. Since its launch, the brand continued to grow, and between 1996 and 1999, Mudd’s denim business nearly doubled its annual revenue. By 2000, Mudd increased its product offerings, which increased its jean sales and expanded its distribution from mostly up-scale urban department stores, such as Macy’s, to mid-tier department stores, such as JC Penney’s, Kohl’s and Sears. In addition to the core denim business, Mudd expanded its product offerings through license agreements originally executed beginning in the late nineties. Mudd currently has twelve licensees in the United States covering numerous categories of products, including jeanswear, footwear, handbags, backpacks, sunglasses, ophthalmic eyewear, cold weather wear, hosiery, watches, belts, outerwear, intimate apparel, sleepwear, sweaters, activewear, knit tops, costume jewelry, and childrenswear.

Mudd has been generating sales at the retail level every year since 1996.

Mudd has strong brand awareness to its core demographic. According to a competitive analysis commissioned by Iconix and performed by NorthStar Research Partners in May 2006, Mudd has a 95% brand awareness among females ages 14-19, which is higher than LEI, XOXO, Rocawear, Hollister and other competitive brands in the marketplace.

Mudd was listed in Women’s Wear Daily, a leading industry daily magazine for the apparel industry, in its list of Top 100 Brands in the United States. Mudd was ranked 71st of the Top 100 Brands in 2006 and 87th in 2005.

U.S. Securities and Exchange Commission

August 8, 2006

Circumstances:

Joe Boxer Circumstance:

As a result of strong historical sales and strong brand history, the Company feels strongly that as Joe Boxer licenses expire (in the near and long term), the Company will be able to fully license out these trademarks to either continue the license with the existing retailer or different retailers and/or wholesalers.

Further, while the current retail licensee, Kmart, has not approached the sales levels of Joe Boxer products needed to trigger royalty payments in excess of guaranteed minimums, this is primarily due to the decline in the number of Kmart stores. The number of Kmart stores has decreased by approximately 30% since the execution of the license agreement. In fact, the total sales “per door” for Joe Boxer brand merchandise remains strong and is commensurate with estimates at the beginning of the license term. Therefore, the Company believes it will be able to market and sell this brand into the future.

Moreover, as the historical sales indicate, products bearing this brand are cyclical like many other brands; however, it has a proven record of staying power. Most lasting brands are cyclical, but often have strong resurgences and can reemerge as stronger brands. The Company strongly believes that, with a unique marketing strategy, the Joe Boxer brand has, is currently and will continue to be attractive and relevant to consumers.

Rampage Circumstance:
The RAMPAGE brand, established in 1982, is currently sold in better department stores and is positioned as a contemporary collection of sportswear and related separates. The RAMPAGE brand distinguishes itself from its competitors as a fashion and trend leader and as an aspirational brand. RAMPAGE brand merchandise has over a 15-year history in better department stores. Rampage currently has seventeen different licensees in the United States covering broad categories of products, including swimwear, US Retail, handbags, footwear, outerwear, active wear, eyewear, girl's apparel, hats, knitwear, jewelry, young men's, intimate, sleepwear, fragrance and belts.

Mudd Circumstance:
When the Mudd brand was established in 1995, it was positioned to teenagers. Mudd expanded its product offerings beyond its core denim business through license agreements beginning in the late nineties. Mudd currently has eleven different licensees in the United States covering broad categories of products, including footwear, handbags, backpacks, sunglasses, ophthalmic eyewear, cold weather wear, hosiery, watches, belts, outerwear, intimate apparel, sleepwear, sweaters, activewear, knit tops, costume jewelry, and childrenswear.

U.S. Securities and Exchange Commission

August 8, 2006

Guidance (FAS 142)

To assess the specific considerations in determining whether an indefinite life for the trademarks acquired in the Joe Boxer, Rampage and Mudd asset acquisitions is a reasonable interpretation, Iconix’s management considered the guidance provided in FAS 142, Paragraph 11 (see above for the guidance)

The Company’s management evaluated each of these factors as follows:

•
The answer to (a) for all recently acquired trademarks is that they are expected to generate royalty revenue INDEFINITELY based on the brand awareness, staying power of the brand throughout its life, as well as acceptance of products bearing the brands by its targeted retail audience over a significant period of time.

•
The answer to (b) for all recently acquired trademarks is NOT APPLICABLE since the Company did not identify other assets that are included in the respective trademark valuation other than the specific trademark(s) noted above.

•
The answer to (c) for all recently acquired trademarks is NONE, each of the assets (the intellectual property) is legally owned by the Company and the trademark value was based primarily on its value in the United States. The Company also has the trademarks registered in the countries it does or anticipates doing business.

•	The answer to (d) for all recently acquired trademarks is NONE because the Company’s continued usage of the trademarks extends its ownership of the trademarks.

•
The answer to (e) for all recently acquired trademarks is although the revenue generated by these brands has been cyclical over multiple years, each brand has maintained its strength over the years, is competitive with the other brands in its category, and will continue to provide revenue in future.

•
The answer to (f) for all recently acquired trademarks it is NOT MATERIAL; the maintenance includes the cost to defend any infringements and registration of each of the brand name overseas and is deemed immaterial.

Further, the Company’s management considered the examples in Appendix A of FAS 142. While none was directly on point, the following information was used to support an indefinite life for the trademarks. Example 7 addresses a trademark for a leading consumer product:

An analysis of product life cycle studies; market, competitive, and environmental trends; and brand extension opportunities provides evidence that the trademarked product will generate cash flows for the acquiring entity for an indefinite period of time.

U.S. Securities and Exchange Commission

August 8, 2006

The Company’s management believes that applying similar criterion to the Joe Boxer, Rampage and Mudd brand situations provides evidence to support its expectation that these trademarks will provide the Company with cash flows for an indefinite period.

Note 4. Acquisition of Joe Boxer, page F-16

27.
We note that you assumed a K-mart loan in your acquisition of the Joe Boxer brand. Please tell us why your purchase price allocation does not reflect this assumed loan. See paragraphs 35-37 of SFAS 141.

RESPONSE: In accounting for the purchase of the Joe Boxer trademarks, the Company included the assumption of the loan from Kmart as a component of the total purchase price. The loan assumed was at fair value considering that the remaining term was approximately 1.5 years and the interest rate of 5.12%. FAS 141 paragraph 20 states: “A cash payment by an acquiring entity shall be used to measure the cost of an acquired entity. Similarly, the fair values of other assets distributed as consideration, such as marketable securities or properties, and the fair values of liabilities incurred by an acquiring entity shall be used to measure the cost of an acquired entity (Opinion 16, paragraph 72)”. Therefore, the Company considered the fair value of the Kmart loan as a component of the total purchase price.

As disclosed Note 4 of the financial statements included in the Company’s Form 10-K:

Total purchase price was comprised as follows:
Cash paid for acquisition	$40,755
Fair value of 4,350,000 restricted shares of common stock at $8.33 per share	36,236
Assumption of K-mart loan, including $3,509 due within 12 months	10,798
Accrued interest, K-mart loan	309
Value of warrants issued as a cost of the acquisition	788
Total cost of acquisition	$88,886

The purchase price was allocated to the estimated fair value of the assets acquired as follows:
Accounts receivable	$3,121
Deferred tax asset	2,700
Licensing contracts	1,333
Joe Boxer trademark	79,800
Goodwill	1,932
Total allocated purchase price	$88,886

U.S. Securities and Exchange Commission

August 8, 2006

Note 18. Change in Fiscal Year End, page F-28

28.
Please explain why your cost of goods sold for the eleven months ended December 31, 2004 exceeds the cost of goods sold amount assumed in your twelve months ended December 31, 2004 disclosures. Considering gross profit increased by approximately 40% when adding an additional month, please also explain why income before income taxes declined slightly.

RESPONSE: Based on further examination resulting from your question, the Company has noted that a mechanical error was made when calculating the 12-month pro forma cost of goods sold amount. The amount, used in error, was actually the 11-month ended December 31, 2003 cost of goods sold and not the 11-month ended December 31, 2004 cost of goods sold. The amount for the 1 month ended January 31, 2004 cost of goods sold, added to the number to arrive at the 12-month number was correct. The corrected amount for the 12-month ended December 31, 2004 cost of goods sold should be $22,375 (not $29,026 as originally disclosed). All other amounts in this note are correct as shown. Given the nature and the insignificance of this error and taking into account there are no sales or cost of goods sold for over a year, the Company believes that it is appropriate to correct the disclosure prospectively.

Please be advised that the Company will furnish, at the time a request for acceleration of the effective date of the Registration Statement is made, a written statement acknowledging the matters referenced in the three bullet points above, the form of which is attached hereto as Appendix B.

We would appreciate your prompt review of the comment responses and related revisions. If you have any questions, please feel free to contact the undersigned at (212) 885-5372.

Very truly yours,

/s/ Richard DiStefano
Richard DiStefano

cc:	William Choi
Peggy Kim, Esq.
John Fieldsend, Esq.
Andrew Blume
Neil Cole
Deborah Stehr, Esq.
Warren Clamen
Andrew Tarshis, Esq.
Robert J. Mittman, Esq.
Peter J. Tennyson, Esq.
William C. Manderson, Esq.

APPENDIX A

List of Omitted Schedules and Exhibits
Company Disclosure Schedules	Description
2.2(b)	Outstanding Stock Options
2.5	Non-Contravention
2.7	Undisclosed Liabilities
2.8	Absence of Changes
2.9	Litigation
2.11	Properties; Assets
2.12	Intangible Personal Property
2.13	Systems and Software; Tangible Personal Property
2.14	Tax Matters
2.14(d)	Net Operating Loss Carryovers
2.14(e)	Personal Holding Company
2.15	Banks; Powers of Attorney
2.16	Employee Arrangements
2.17	ERISA
2.18	Certain Business Matters
2.19	Certain Material Contracts
2.21	Accounts Receivable; Inventory
2.22	Accounts Payable
2.23	Customers and Suppliers of the Company; Loss of Business
2.24	Insurance Policies

Acquisition Co. Disclosure Schedules	Description
3.2(b)	Capitalization
3.5	Non-Contravention/Consents
3.8	Absence of Changes
3.9	Litigation
3.13	Tax Matters
3.15	ERISA
5.1(o)	Employment Agreements

Exhibits	Description
Exhibit D	Form of Joint Press Release
Exhibit G	Form of Opinion of Counsel to Company and Parent
Exhibit J	Form of Opinion of Counsel to Acquisition Co.

APPENDIX B

[ICONIX LETTERHEAD]

August __, 2006

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: H. Christopher Owings, Assistant Director

RE:	Iconix Brand Group, Inc.
Registration Statement on Form S-4
Filed June 30, 2006
File No. 333-135496 and
Annual Report on Form 10-K for the Year Ended December 31, 2005
Filed March 21, 2006
File No. 1-10593

Dear Mr. Owings:

Iconix Brand Group, Inc. (the “Registrant”) hereby acknowledges that (a) it is responsible for the adequacy and accuracy of the disclosure in the above-referenced Registration Statement (the “Filing”), (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Filing and (c) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours.

ICONIX BRAND GROUP, INC.

By:  ________________________
Name:
Title: